Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2012

First quarter update	4

Financial results	8

Our operations and development projects	23

Qualified persons	27

Additional information	28

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries.

Management’s discussion and analysis

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2012 (interim financial statements). The information is based on what we knew as of April 30, 2012 and updates the annual MD&A included in our 2011 annual financial review.

As you review the MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2011 and annual MD&A of the audited consolidated financial statements. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•	It typically includes words and phrases about the future, such as: anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples on page 2).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 3, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on page 2. We recommend you also review our annual information form and our annual MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

2012 FIRST QUARTER REPORT 1

Examples of forward-looking information in this MD&A

•	our strategy for increasing annual production to 40 million pounds by 2018

•	our forecasts relating to termination of uranium sales contracts with our customers

•

our expectations about 2012 and future global uranium supply, consumption, demand and number of operable reactors, including the discussion on the expected impact resulting from the March 2011 nuclear incident in Japan

•	our expectations for uranium prices in 2012

•	the outlook for each of our operating segments for 2012, and our consolidated outlook for the year

•	our expectation that we will invest significantly in expanding production at our existing mines and advancing projects as we pursue our growth strategy

•	our expectation that existing cash balances and operating cash flows will meet anticipated capital requirements without the need for any significant additional financing
•	our expectation that cash balances will decline as we use the funds in our business and pursue our growth plans

•	our expectations regarding 2012 quarterly delivery patterns for our uranium and fuel service products

•	our expectation that our operating and investment activities in 2012 will not be constrained by the financial covenants in our unsecured revolving credit facility

•	our uranium price sensitivity analysis

•	forecast production at our uranium operations from 2012 to 2016

•	our future plans for each of our uranium operating properties, development projects and projects under evaluation, and fuel services operating sites

•	our expectations regarding Cigar Lake

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	our forecasts relating to termination of uranium sales contracts with our customers prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences, or are subject to litigation or arbitration that has an adverse outcome

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities
•	we are affected by political risks in a developing country where we operate

•	we are affected by terrorism, sabotage, blockades, civil unrest, accident or a deterioration in political support for, or demand for, nuclear energy

•

we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•

our Cigar Lake development, mining or production plans are delayed or do not succeed, including as a result of any difficulties encountered with the jet boring mining method or our inability to acquire any of the required jet boring equipment

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•

our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

2 CAMECO CORPORATION

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium, fuel services and electricity

•

our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed on page 18, Price sensitivity analysis: uranium

•	our expectations regarding uranium sales contract terminations, tax rates, foreign currency exchange rates and interest rates

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable
•	the geological, hydrological and other conditions at our mines

•

our Cigar Lake development, mining and production plans succeed, including the success of the jet boring mining method at Cigar Lake and that we will be able to obtain the additional jet boring system units we require on schedule

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•

our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

2012 FIRST QUARTER REPORT 3

Our strategy

Our corporate growth strategy to double annual uranium production to 40 million pounds by 2018 is as relevant today as it was in 2008 when we set our course. We remain confident in the long-term fundamentals of the nuclear industry. World demand for safe, clean, reliable and affordable energy continues to grow and the need for nuclear energy as part of the world’s energy mix remains compelling.

We are preparing our assets to ensure we can be among the first to respond when the market signals new production is needed and to maintain our position as one of the world’s largest uranium producers. In addition, our strategy is to invest in opportunities across the nuclear fuel cycle that we expect will complement and enhance our business.

Our extraordinary assets, extensive portfolio of long-term sales contracts, employee expertise and comprehensive industry knowledge provide us with the confidence and financial stability to pursue our corporate growth strategy.

You can read more about our strategy in our 2011 annual MD&A.

First quarter update

Our performance

Highlights ($ millions except where indicated)				Three months ended March 31		change
				2012	2011
Revenue				563	461	22%
Gross profit				178	136	31%
Net earnings				132	91	45%
$ per common share (diluted)				0.33	0.23	43%
Adjusted net earnings (non-IFRS, see pages 9 and 10)				124	85	46%
$ per common share (adjusted and diluted)				0.31	0.21	48%
Cash provided by operations (after working capital changes)				409	266	54%
Average realized prices	Uranium	$ $	US/lb Cdn/lb	48.77 49.40	48.06 48.60	1 2	% %

	Fuel services	$	Cdn/kgU	19.98	20.60	(3)%
	Electricity	$	Cdn/MWh	55.00	53.00	4%

First quarter

Net earnings attributable to our shareholders (net earnings) this quarter were $132 million ($0.33 per share diluted) compared to $91 million ($0.23 per share diluted) in the first quarter of 2011. On an adjusted basis, our earnings this quarter were $124 million ($0.31 per share diluted) compared to $85 million ($0.21 per share diluted) (non-IFRS measure, see pages 9 and 10) in the first quarter of 2011. Higher earnings in 2012 were mainly due to:

•	higher earnings from our uranium business based on higher sales volumes and realized prices

•	lower income taxes

•	partially offset by higher expenditures for exploration and administration

See Financial results by segment on page 16 for more detailed discussion.

4 CAMECO CORPORATION

Operations update

Highlights		Three months ended March 31
		2012	2011	change
Uranium	Production volume (million lbs)	4.8	4.7	2%
	Sales volume (million lbs)	8.1	6.1	33%
	Revenue ($ millions)	401	297	35%
	Gross profit ($ millions)	141	100	41%
Fuel services	Production volume (million kgU)	4.5	4.3	5%
	Sales volume (million kgU)	2.8	2.4	17%
	Revenue ($ millions)	56	49	14%
	Gross profit ($ millions)	11	7	57%
Electricity	Output (100%) (TWh)	6.0	6.4	(6)%
	Revenue (100%) ($ millions)	334	340	(2)%
	Our share of earnings before taxes ($ millions)	28	30	(7)%

Production in our uranium segment this quarter was up 2% compared to the first quarter of 2011 mainly due to higher production from McArthur River/Key Lake, partially offset by lower production at Inkai and Smith Ranch-Highland. See Uranium 2012 Q1 updates starting on page 25 for more information.

Key highlights:

•	in the US, we have started to receive regulatory approvals for expansion at various satellite operations

•	signed an agreement to purchase AREVA’s interest in the Millennium project. See page 26 for more information.

Production in our fuel services segment was 5% higher this quarter than it was in the first quarter of 2011 due to operational issues at our UF6 conversion facility that resulted in a two week shutdown in 2011. We continue to expect production to be between 13 million and 14 million kgU this year.

In our electricity segment, BPLP’s generation was 6% lower for the quarter compared to the same period last year. The capacity factor this quarter was 85%.

Also of note:

As part of our ongoing work with our customers following the March 2011 events, we expect to terminate a sales contract with one of our customers during the second quarter at a cost of about $30 million (US), which would be recorded in our financial statements for the period ended June 30, 2012. We expect to be able to place the full quantity at higher prices and do not anticipate a significant impact on our financial results for 2012. The contract includes base-escalated pricing terms at rates well below current market prices, and provides for deliveries of 3.4 million pounds covering the years 2012 through 2016, of which 0.8 million pounds is scheduled for 2012. We do not anticipate terminating any other sales arrangements, unless it is expected to be financially beneficial to us.

Uranium market update

Uncertainty remains in the market in the near to medium term as a result of the events in Japan that occurred one year ago in March. Nevertheless, we continue to see a strong and promising growth profile for the nuclear industry in the long term.

Today, Japan continues work to rebuild its economy and the areas affected by the natural disasters. The world is watching while Japan decides what level of nuclear power it will depend on in the future. Currently, only one of Japan’s nuclear reactors is operating, with this unit scheduled to be shut down for maintenance in May. Efforts remain underway to address safety concerns and gain the necessary political support to begin re-starting reactors.

2012 FIRST QUARTER REPORT 5

Much of the uranium market continues to be in a wait and see mode with limited long-term contracting occurring. Concerns about possible excess German and Japanese inventories and US Department of Energy materials being introduced into the market continue to cause uncertainty. We believe that utilities will continue to work with producers to manage these materials and minimize the impact on the market. Since utilities are well covered under existing contracts, we expect the market demand to remain somewhat discretionary and prices relatively stable until more certainty around these inventories is gained.

Despite this near- to medium-term uncertainty, we continue to see a very strong and promising growth profile for the nuclear industry in the long term. Countries around the world, with very few exceptions, have reconfirmed their commitment to nuclear energy. China, India, France, Russia, South Korea, the United Kingdom, Canada, the United States, and almost every other country with a nuclear program are maintaining nuclear as a part of their energy mix.

At the beginning of 2012, we expected 96 net new reactors to be built over the next decade, 63 of which were under construction. This translates into an expected average annual growth rate of about 3% for global uranium consumption. Of those under construction, two South Korean reactors were brought online in the first quarter of the year.

In an industry reliant on finite secondary supplies to fulfil about 15% of 2012 consumption requirements, and where a major source of this supply – the Russian Highly Enriched Uranium (HEU) commercial agreement – ends after 2013, it is clear that new production will be needed. The end of the Russian HEU commercial agreement represents the equivalent of removing a mine producing 24 million pounds of uranium per year from the market at a time when a number of new projects have been put on hold – projects previously expected to help fill the HEU gap.

We are well positioned to meet the growing demand for uranium, given our extensive base of mineral reserves and resources located near existing infrastructure, diversified sources of supply, global exploration program and portfolio of long-term sales contracts. We are preparing our assets and will continue to look for opportunities to make sure we are among the first to respond to changing market conditions with a continued focus on profitability.

Caution about forward-looking information relating to the March 2011 Japanese nuclear incident

This discussion of the expected impact of the March 2011 nuclear incident in Japan, including its potential impact on future global uranium demand and the number of operating reactors, is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 1.

6 CAMECO CORPORATION

Industry prices

	Mar 31 2012	Dec 31 2011	Mar 31 2011	Dec 31 2010
Uranium ($US/lb U3O8 ) [1]
Average spot market price	51.05	51.88	60.50	62.25
Average long-term price	60.00	62.00	70.00	66.00

Fuel services ($US/kgU UF6)[1]
Average spot market price
• North America	6.63	8.00	12.00	12.50
• Europe	7.00	8.25	12.00	12.50
Average long-term price
• North America	16.75	16.75	15.75	15.00
• Europe	17.25	17.25	16.00	15.25
Note: the industry does not publish UO2 prices.
Electricity ($/MWh)

Average Ontario electricity spot price	20.00	32.00	32.00	36.00

[1]	Average of prices reported by TradeTech and Ux Consulting (Ux)

On the spot market, where purchases call for delivery within one year, the volume reported for the first quarter of 2012 was about 9 million pounds. This compares to about 19 million pounds in the first quarter of 2011.

Continued uncertainty in the market resulted in relatively stable spot prices over the quarter. At the end of the quarter, the average spot price was $51.05 (US) per pound. On April 30, 2012, Ux reported a spot price of $51.75 (US) per pound. In general, utilities are well covered under existing contracts, so we expect uranium demand in the near term to remain somewhat discretionary.

The long-term uranium price declined 3% during the quarter. Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices adjusted by inflation indices, and market referenced prices (spot and long-term indicators quoted near the time of delivery).

Spot market UF6 conversion prices declined, while long-term UF6 conversion price indicators held firm throughout the quarter.

Long-term fundamentals are strong

Electricity is essential to maintaining and improving the standard of living for people throughout the world, and nuclear power continues to be an affordable and sustainable source of safe, clean, reliable energy. The demand for uranium is expected to grow, and along with it, the need for new supply to meet future customer requirements.

Our long history of success comes from many years of hard work and discipline, developing and acquiring the expertise and assets we need to deliver on our strategy. We are well positioned to grow and be successful, and to build value for our shareholders.

Shares and stock options outstanding	Dividend policy

At April 30, 2012, we had: • 395,255,623 common shares and one Class B share outstanding • 7,908,407 stock options outstanding, with exercise prices ranging from $10.51 to $46.88	Our board of directors has established a policy of paying a quarterly dividend of $0.10 ($0.40 per year) per common share. This policy will be reviewed from time to time based on our cash flow, earnings, financial position, strategy and other relevant factors.

2012 FIRST QUARTER REPORT 7

Financial results

This section of our MD&A discusses our performance, our financial condition and our outlook for the future.

2012 Q1 results
Consolidated financial results	8

Outlook for 2012	13
Liquidity and capital resources	14

Financial results by segment	16
Uranium	16
Fuel services	20
Electricity	21

Consolidated financial results

Highlights ($ millions except per share amounts)	Three months ended March 31		change
	2012	2011
Revenue	563	461	22%
Gross profit	178	136	31%
Net earnings	132	91	45%
$ per common share (basic)	0.33	0.23	43%
$ per common share (diluted)	0.33	0.23	43%
Adjusted net earnings (non-IFRS, see pages 9 and 10)	124	85	46%
$ per common share (adjusted and diluted)	0.31	0.21	48%
Cash provided by operations (after working capital changes)	409	266	54%

Net earnings

Net earnings this quarter were $132 million ($0.33 per share diluted) compared to $91 million ($0.23 per share diluted) in the first quarter of 2011. Higher earnings in 2012 were mainly due to:

•	higher earnings from our uranium business based on higher sales volumes and realized prices

•	lower income taxes

•	partially offset by higher expenditures for exploration and administration

8 CAMECO CORPORATION

Adjusted net earnings (non-IFRS measure)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently so you may not be able to make a direct comparison to similar measures presented by other companies.

The table below reconciles adjusted net earnings with our net earnings.

($ millions)	Three months ended March 31
	2012	2011
Net earnings	132	91
Adjustments
Adjustments on derivatives[1] (pre-tax)	(11)	(9)
Income taxes on adjustments to derivatives	3	3
Adjusted net earnings	124	85

[1]

In 2008, we opted to discontinue hedge accounting for our portfolio of foreign currency forward sales contracts. Since then, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been applied.

2012 FIRST QUARTER REPORT 9

The table that follows describes what contributed to the changes in adjusted net earnings this quarter.

Change in adjusted net earnings ($ millions)		Three months ended March 31
Adjusted net earnings—2011		85
Change in gross profit by segment	(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher sales volumes	33
	Higher realized prices ($US)	6
	Foreign exchange impact on realized prices	1
	Lower costs	2
	Hedging benefits	(4)

	change—uranium	38

Fuel services	Higher sales volumes	1
	Lower realized prices ($Cdn)	(2)
	Lower costs	5
	Hedging benefits	—

	change—fuel services	4

Electricity	Lower sales volumes	(2)
	Higher realized prices ($Cdn)	4
	Higher costs	(7)

	change—electricity	(5)

Other changes
Higher exploration expenditures		(7)
Higher administration expenditures		(5)
Lower income taxes		12
Other		2

Adjusted net earnings—2012		124

See Financial results by segment on page 16 for more detailed discussion.

Average realized prices

			Three months ended March 31		change
			2012	2011
Uranium	$	US/lb	48.77	48.06	1%
	$	Cdn/lb	49.40	48.60	2%
Fuel services	$	Cdn/kgU	19.98	20.60	(3)%
Electricity	$	Cdn/MWh	55.00	53.00	4%

10 CAMECO CORPORATION

Quarterly trends

Highlights ($ millions except per share amounts)	2012	2011						2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	563	970	527	426	461	673	419	546
Net earnings	132	265	39	55	91	206	97	70
$ per common share (basic)	0.33	0.67	0.10	0.14	0.23	0.52	0.25	0.18
$ per common share (diluted)	0.33	0.67	0.10	0.14	0.23	0.52	0.25	0.18
Adjusted net earnings (non-IFRS, see pages 9 & 10)	124	249	104	71	85	190	79	116
$ per common share (adjusted and diluted)	0.31	0.63	0.26	0.19	0.21	0.48	0.21	0.29
Cash provided by operations (after working capital changes)	409	255	190	20	267	109	(5)	271

The table that follows presents the differences between net earnings and adjusted net earnings for the previous seven quarters.

($ millions)	2012	2011						2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net earnings	132	265	39	55	91	206	97	70
Adjustments
Adjustments on derivatives[1] (pre-tax)	(11)	(22)	88	22	(9)	(22)	(25)	63
Income taxes on adjustments to derivatives	3	6	(23)	(6)	3	6	7	(17)
Adjusted net earnings (non-IFRS, see pages 9 & 10)	124	249	104	71	85	190	79	116

[1]

In 2008, we opted to discontinue hedge accounting for our portfolio of foreign currency forward sales contracts. Since then, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been applied.

Key things to note:

•	Our financial results are strongly influenced by the performance of our uranium segment, which accounted for 71% of consolidated revenues in the first quarter of 2012.

•	The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period.

•	Cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•	Quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements noted above.

2012 FIRST QUARTER REPORT 11

Administration

	Three months ended March 31
($ millions)	2012	2011	change
Direct administration	35	31	13%
Stock-based compensation	4	3	33%
Total administration	39	34	15%

Direct administration costs were $35 million this quarter, or $4 million higher than the same period last year. These increases reflect mainly the following:

•	increased hiring

•	studies and analyses of various opportunities

•	enhancements to information systems

Exploration

Uranium exploration expenses were $25 million this quarter compared to $18 million in the same quarter in 2011, as exploration activity in Saskatchewan increased. We expect exploration expenses to be about 15% to 20% higher than they were in 2011 due to an increase in evaluation activities at Kintyre and Inkai block 3. We are also continuing to focus efforts in Canada and the United States.

Income taxes

In the first quarter of 2012, we recorded an income tax recovery of $8 million compared to an expense of $4 million in the first quarter of 2011. The decline this quarter was mainly due to a change in the distribution of earnings. In 2012, we recorded losses of $79 million in Canada compared to $20 million in 2011, whereas earnings in foreign jurisdictions rose to $202 million from $113 million. The tax rate in Canada is higher than the average of the rates in the foreign jurisdictions in which we operate.

On an adjusted basis, we recorded an income tax recovery of $10 million this quarter compared to an expense of $1 million in the first quarter of 2011. Our effective tax rate this quarter on an adjusted net earnings basis reflects a recovery of 9% compared to an expense of 2% for the first quarter of 2011.

($ millions)	Three months ended March 31
	2012	2011	change
Pre-tax Adjusted Earnings[1]
Canada[2]	(91)	(29)	(214)%
Foreign	202	113	79%

Total pre-tax adjusted earnings	111	84	32%

Adjusted Income Taxes[1]
Canada[2]	(19)	(6)	(214)%
Foreign	9	7	(29)%
Adjusted income tax expense (recovery)	(10)	1	(1100)%
Effective tax rate	(9)%	2%	(550)%

[1]	Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures.
[2]	Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on pages 9 & 10).

12 CAMECO CORPORATION

Foreign exchange

At March 31, 2012:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.00 (Cdn), down from $1.00 (US) for $1.02 (Cdn) at December 31, 2011. The exchange rate averaged $1.00 (US) for $1.00 (Cdn) over the quarter.

•	We had foreign currency contracts of $1.1 billion (US) and EUR 29 million at March 31, 2012. The US currency contracts had an average exchange rate of $1.00 (US) for $1.01 (Cdn).

•

The mark-to-market gain on all foreign exchange contracts was $2 million compared to an $18 million loss at December 31, 2011. We received cash of $4 million this quarter related to the settlement of foreign exchange contracts.

Outlook for 2012

Over the next several years, we expect to invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy. The projects are at various stages of development, from exploration and evaluation to construction.

We expect our existing cash balances and operating cash flows will meet our anticipated capital requirements without the need for significant additional funding. Cash balances will decline as we use the funds in our business and pursue our growth plans.

Our outlook for 2012 reflects the growth expenditures necessary to help us achieve our strategy. We do not provide an outlook for the items in the table that are marked with a dash.

See Financial results by segment on page 16 for details.

2012 Financial outlook

	Consolidated	Uranium	Fuel services	Electricity
Production	—	21.7 million lbs	13 to 14 million kgU	—
Sales volume	—	31 to 33 million lbs	Decrease 10% to 15%	—
Capacity factor	—	—	—	95%
Revenue compared to 2011	Decrease 0% to 5%	Decrease 0% to 5%[1]	Decrease 10% to 15%	Increase 5% to 10%
Average unit cost of sales (including D&A)	—	Increase 0% to 5%[2]	Increase 10% to 15%	Decrease 5% to 10%
Direct administration costs compared to 2011[3]	Increase 10% to 15%	—	—	—
Exploration costs compared to 2011	—	Increase 15% to 20%	—	—
Tax rate	Recovery of 0% to 5%	—	—	—
Capital expenditures	$620 million[4]	—	—	$70 million

[1]

Based on a uranium spot price of $51.75 (US) per pound (the Ux spot price as of April 30, 2012), a long-term price indicator of $60.00 (US) per pound (the Ux long-term indicator on April 30, 2012) and an exchange rate of $1.00 (US) for $1.00 (Cdn).

[2]

This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we decide to make discretionary purchases in 2012 then we expect the average unit cost of sales to increase further.

[3]	Direct administration costs do not include stock-based compensation expenses. See page 12 for more information.
[4]	Does not include our share of capital expenditures at BPLP.

Our customers choose when in the year to receive deliveries of uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. Based on current projections, we expect deliveries to be lowest in the second quarter while deliveries in the fourth quarter are expected to account for about one-third of our 2012 sales volumes. However, not all delivery notices have been received to date, which could alter the delivery patterns.

2012 FIRST QUARTER REPORT 13

Sensitivity analysis

For the rest of 2012:

•

a change of $5 (US) per pound in both the Ux spot price ($51.75 (US) per pound on April 30, 2012) and the Ux long-term price indicator ($60.00 (US) per pound on April 30, 2012) would change revenue by $46 million and net earnings by $27 million

•

a change of $5/MWh in the electricity spot price would change our 2012 net earnings by $3 million based on the assumption that the spot price will remain below the floor price of $51.62/MWh provided for under BPLP’s agreement with the Ontario Power Authority (OPA)

•

a one-cent change in the value of the Canadian dollar versus the US dollar would change revenue by $7 million and adjusted net earnings by $3 million. This sensitivity is based on an exchange rate of $1.00 (US) for $1.00 (Cdn).

Liquidity and capital resources

Cash from operations

Cash from operations was $143 million higher this quarter than in 2011 due largely to higher uranium deliveries in the first quarter of 2012. Working capital changes provided $122 million more in 2012 largely as a result of decreases in accounts receivable during the quarter. Not including working capital requirements, our operating cash flows this quarter were higher by $21 million, based on higher profits in the uranium business. See Financial results by segment on page 16 for details.

Debt

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $1.9 billion at March 31, 2012, the same as at December 31, 2011. At March 31, 2012, we had approximately $662 million outstanding in letters of credit.

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at March 31, 2012, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2012 to be constrained by them.

Long-term contractual obligations and off-balance sheet arrangements

We had two kinds of off-balance sheet arrangements at March 31, 2012:

•	purchase commitments

•	financial assurances

Other than the agreement to purchase an incremental interest in the Millennium project for $150 million1, there have been no material changes to our long-term contractual obligations, purchase commitments and financial assurances since December 31, 2011, including payments due for the next five years and thereafter. Our long-term contractual obligations do not include our sales commitments. Please see our annual MD&A for more information.

[1]	See page 26 for more information on the Millennium project.

14 CAMECO CORPORATION

Balance sheet

($ millions)	Mar 31, 2012	Dec 31, 2011	change
Cash and short-term investments	1,358	1,203	13%
Total debt	1,002	1,039	(4)%
Inventory	495	494	—

Total cash and short-term investments at March 31, 2012 were $1,358 million, or 13% higher than at December 31, 2011, exceeding our total debt by $356 million.

Total debt decreased by $37 million to $1,002 million at March 31, 2012. Of this total, $80 million was classified as current, down $33 million compared to December 31, 2011. See notes 16 and 17 of our audited annual financial statements for more detail.

Total product inventories increased marginally to $495 million. Uranium inventories declined, as sales were higher than production and purchases in the first three months of the year. Fuel services inventories increased as sales were lower than production and purchases.

2012 FIRST QUARTER REPORT 15

Financial results by segment

Uranium

	Three months ended March 31
Highlights	2012	2011	change
Production volume (million lbs)	4.8	4.7	2%

Sales volume (million lbs)	8.1	6.1	33%

Average spot price ($US/lb)	51.73	67.58	(23)%
Average long-term price ($US/lb)	60.33	71.00	(15)%
Average realized price
($US/lb)	48.77	48.06	1%
($Cdn/lb)	49.40	48.60	2%

Average unit cost of sales ($Cdn/lb) (including D&A)	31.97	32.21	(1)%

Revenue ($ millions)	401	297	35%

Gross profit ($ millions)	141	100	41%

Gross profit (%)	35	34	3%

First quarter

Production volumes this quarter were 2% higher compared to the first quarter of 2011 primarily due to higher production from McArthur River/Key Lake, partially offset by lower production at Inkai and Smith Ranch-Highland. See Uranium 2012 Q1 updates starting on page 25 for more information.

Uranium revenues this quarter were up 35% compared to 2011, due to a 33% increase in sales volumes and a 2% increase in the $Cdn realized selling price.

Our realized prices this quarter were higher than the first quarter of 2011 mainly due to higher $US prices under fixed-price contracts. In the first quarter of 2012, our realized foreign exchange rate was $1.01, unchanged compared to the prior year.

Total cost of sales (including D&A) increased by 32% ($260 million compared to $197 million in 2011). This was mainly the result of the following:

•	the 33% increase in sales volumes

•	royalty charges in 2012 were $11 million higher due to increased deliveries of produced material and higher realized prices

16 CAMECO CORPORATION

•	average unit costs for produced uranium were 1% higher due to increased non-cash production costs at our ISR locations

The net effect was a $41 million increase in gross profit for the quarter.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (non-IFRS measures see below). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($Cdn/lb)	Three months ended March 31		change
	2012	2011
Produced
Cash cost	22.39	22.38	—
Non-cash cost	7.51	7.17	5%

Total production cost	29.90	29.55	1%

Quantity produced (million lbs)	4.8	4.7	2%

Purchased
Cash cost	34.64	52.78	(34)%

Quantity purchased (million lbs)	1.4	1.5	(7)%

Totals
Produced and purchased costs	30.97	35.17	(12)%

Quantities produced and purchased (million lbs)	6.2	6.2	—

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table on the following page presents a reconciliation of these measures to our unit cost of sales for the first quarters of 2012 and 2011.

2012 FIRST QUARTER REPORT 17

Cash and total cost per pound reconciliation

($ millions)	Three months ended March 31
	2012	2011	change
Cost of product sold	228.1	174.7	31%
Add / (subtract)
Royalties	(33.4)	(22.5)	48%
Standby charges	(7.1)	(5.3)	34%
Other selling costs	(1.9)	(4.5)	(58)%
Change in inventories	(29.7)	42.0	(171)%

Cash operating costs (a)	156.0	184.4	(15)%
Add / (subtract)
Depreciation and amortization	31.4	22.4	40%
Change in inventories	4.6	11.3	(59)%

Total operating costs (b)	192.0	218.1	(12)%

Uranium produced & purchased (millions lbs) (c)	6.2	6.2	—

Cash costs per pound (a ÷ c)	25.16	29.74	(15)%
Total costs per pound (b ÷ c)	30.97	35.18	(12)%

Price sensitivity analysis: uranium

The table below is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table.

It is designed to indicate how our portfolio of long-term contracts would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same, and none of the assumptions we list below change.

We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio each quarter. As a result we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions*

(rounded to the nearest $1.00)

	$xxxx.xx	$xxxx.xx	$xxxx.xx	$xxxx.xx	$xxxx.xx	$xxxx.xx	$xxxx.xx
($US/lb U3O8)
Spot prices	$20	$40	$60	$80	$100	$120	$140
2012	43	44	49	55	61	66	71
2013	43	46	55	63	73	82	89
2014	46	48	56	65	74	83	90
2015	43	47	57	67	78	88	98
2016	46	50	59	69	79	89	98

18 CAMECO CORPORATION

The table illustrates the mix of long-term contracts in our portfolio, and is consistent with our contracting strategy. The table has been updated to reflect:

1)	in the quarter:

•	deliveries made and contracts entered into

•	changes to deliveries under some sales contracts to assist our customers who were directly impacted by the March 2011 nuclear incident in Japan

•	changes to deliveries under some contracts where deliveries are tied to reactor requirements

2)	the expected termination of a lower priced sales contract

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. We signed many of our current contracts in 2003 to 2005, when market prices were low ($11 to $31 (US)). Those that are fixed at lower prices or have low ceiling prices will yield prices that are lower than current market prices. These older contracts are beginning to expire, and we are starting to deliver into more favourably priced contracts.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•	sales volumes on average of 32 million pounds per year

Deliveries

•	customers take the maximum quantity allowed under each contract (unless they have already provided a delivery notice indicating they will take less)

•	we defer a portion of deliveries under existing contracts for 2012

Prices

•

the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 14% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table will be higher.

•	we deliver all volumes that we don’t have contracts for at the spot price for each scenario

Inflation

•	is 3% per year

Tiered royalties

The following table provides the updated rates for 2012 Saskatchewan tiered royalty calculations on the sale of uranium extracted from our Saskatchewan mines.

The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

2012 FIRST QUARTER REPORT 19

Royalty rate	Canadian dollar sales price in excess of:
6%	$18.66
plus 4%	$28.00
plus 5%	$37.33

For example, if we realized a sales price of $50 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):

[6% x ($50.00 – $18.66) x pounds sold]

+ [4% x ($50.00 – $28.00) x pounds sold]

+ [5% x ($50.00 – $37.33) x pounds sold]

= $3.39 per pound sold (about 6.8% of the assumed $50 contract price)

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

Highlights	Three months ended March 31		change
	2012	2011
Production volume (million kgU)	4.5	4.3	5%
Sales volume (million kgU)	2.8	2.4	17%
Realized price ($Cdn/kgU)	19.98	20.60	(3)%
Average unit cost of sales ($Cdn/kgU) (including D&A)	16.09	17.77	(9)%
Revenue ($ millions)	56	49	14%
Gross profit ($ millions)	11	7	57%
Gross profit (%)	20	14	43%

First quarter

Production volumes were 5% higher than in 2011 due to operational issues at our UF6 conversion facility that resulted in a two week shutdown in 2011.

Total revenue was $7 million higher than in 2011 due to a 17% increase in sales volumes, partially offset by a 3% decline in the average realized price for our fuel services products.

Our $Cdn realized price for fuel services was affected by the mix of products delivered in the quarter. In 2012, a higher proportion of fuel services sales were for UF6, which typically yields a lower price than the other fuel services products.

The total cost of sales (including D&A) increased by 7% ($45 million compared to $42 million in the first quarter of 2011) due to the increase in sales volumes along with the mix of products delivered in the quarter. As a result of the product mix, the average unit cost of sales was 9% lower for the quarter.

The net effect was a $4 million increase in gross profit.

20 CAMECO CORPORATION

Electricity

BPLP

(100% – not prorated to reflect our 31.6% interest)

Highlights ($ millions except where indicated)	Three months ended March 31			change
	2012		2011
Output—terawatt hours (TWh)	6.0		6.4	(6)%
Capacity factor (the amount of electricity the plants actually produced for sale as a percentage of the amount they were capable of producing)	85%		91%	(7)%
Realized price ($/MWh)	55	[1]	53	4%
Average Ontario electricity spot price ($/MWh)	20		32	(38)%
Revenue	334		340	(2)%
Operating costs (net of cost recoveries)	241		233	3%
Cash costs	187		186	1%
Non-cash costs	54		47	15%
Income before interest and finance charges	93		107	(13)%
Interest and finance charges	—		6	—
Cash from operations	149		119	25%
Capital expenditures	39		39	—
Distributions	30		70	(57)%
Capital calls	16		—	—
Operating costs ($/MWh)	40	[1]	36	11%

[1]	Based on actual generation of 6.0 TWh plus deemed generation of 0.1 TWh in the first quarter.

2012 FIRST QUARTER REPORT 21

Our earnings from BPLP

Highlights ($ millions except where indicated)	Three months ended March 31
	2012	2011	change
BPLP’s earnings before taxes (100%)	93	101	(8)%
Cameco’s share of pretax earnings before adjustments (31.6%)	29	32	(9)%
Proprietary adjustments	(1)	(2)	50%
Earnings before taxes from BPLP	28	30	(7)%

First quarter

Total electricity revenue decreased slightly this quarter compared to the first quarter of 2011 due to lower output which was almost completely offset by higher realized prices. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue. BPLP recognized revenue of $185 million this quarter under its agreement with the OPA, compared to $109 million in the first quarter of 2011. About 62% of BPLP’s output was sold under financial contracts this quarter, compared to 36% in the first quarter of 2011. Pricing under these contracts was slightly higher than in 2011. From time to time BPLP enters the market to lock in the gains under these contracts.

The capacity factor was 85% this quarter, down from 91% in the first quarter of 2011 due to a higher volume of planned outage days when compared to last year. Operating costs were slightly higher at $241 million compared to $233 million in 2011.

The result was a 7% decrease in our share of earnings before taxes.

BPLP distributed $30 million to the partners in the first quarter. Our share was $9 million. Also, BPLP made capital calls of $16 million to the partners in the first quarter. Our share was $5 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

22 CAMECO CORPORATION

Our operations and development projects

Uranium – production overview

Production in our uranium segment this quarter was up 2% compared to the first quarter of 2011, mainly due to higher production from McArthur River/Key Lake, partially offset by lower production at Inkai and Smith Ranch-Highland. See Uranium 2012 Q1 updates starting on page 25 for more information.

Key highlight:

•	in the US, we have started to receive regulatory approvals for expansion at various satellite operations

Uranium production

Cameco’s share (million lbs)	Three months ended March 31		change
	2012	2011
McArthur River/Key Lake	2.9	2.4	21%
Rabbit Lake	1.0	1.0	—
Smith Ranch-Highland	0.2	0.4	(50)%
Crow Butte	0.2	0.2	—
Inkai	0.5	0.7	(29)%
Total	4.8	4.7	2%

Outlook

We have geographically diverse sources of production. Our strategy is to increase our annual production to 40 million pounds by 2018, which we expect will come from our operating properties, development projects and projects under evaluation.

2012 FIRST QUARTER REPORT 23

Cameco’s share of production — annual forecast to 2016

	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
Current forecast (million lbs)	2012	2013	2014	2015	2016
McArthur River/Key Lake	13.1	13.1	13.1	13.1	13.1
Rabbit Lake	3.7	3.7	3.7	3.7	3.4
US ISR	2.4	3.0	3.1	3.7	3.8
Inkai[1]	2.5	2.9	2.9	2.9	2.9
Cigar Lake	—	0.3	1.9	5.5	7.9
Total share of production	21.7	23.0	24.7	28.9	31.1
Cameco’s share of Inkai’s production on which profits are generated[2]
Inkai[1]	2.6	3.0	3.0	3.0	3.0
Total[2]	21.8	23.1	24.8	29.0	31.2

[1]

We have signed an memorandum of agreement (MOA) with Kazatomprom to increase annual production to 5.2 million pounds (100% basis). Once implemented, we will receive the right to purchase 2.9 million pounds of Inkai’s annual production and receive profits on 3.0 million pounds.

[2]	We have adjusted the production table to reflect the share of Inkai’s production we will use to calculate our profits under the MOA, as described in the note above.

In 2013, production at McArthur River may be lower as we transition to mining upper zone 4.

Our 2012 and future annual production targets for Inkai assume, and we expect:

•	Inkai will obtain the necessary government permits and approvals to produce at an annual rate of 5.2 million pounds (100% basis), including an amendment to the resource use contract

•	we reach a binding agreement with Kazatomprom to finalize the terms of the MOA

•	Inkai will ramp up production to an annual rate of 5.2 million pounds (100% basis)

There is no certainty Inkai will receive these permits or approvals or we will reach a binding agreement with Kazatomprom or that Inkai will be able to ramp up production. If Inkai does not, or if the permits and approvals are delayed, Inkai may be unable to achieve its 2012 and future annual production targets and we may have to re-categorize some of Inkai’s mineral reserves as resources.

This forecast is forward-looking information. It is based on the assumptions and subject to the material risks discussed on pages 2 & 3, and specifically on the assumptions and risks listed here. Actual production may be significantly different from this forecast.

Assumptions

•

we achieve our forecast production for each operation, which requires, among other things, that our mining plans succeed, processing plants and equipment are available and function as designed, we have sufficient tailings capacity and our mineral reserve estimates are reliable

•	we obtain or maintain the necessary permits and approvals from government authorities

•

our production is not disrupted or reduced as a result of natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, shortage or lack of supplies critical to production, equipment failures or other development and operation risks

Material risks that could cause actual results to differ materially

•

we do not achieve forecast production levels for each operation because of a change in our mining plans, processing plants or equipment are not available or do not function as designed, lack of tailings capacity or for other reasons

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•

natural phenomena, labour disputes, political risks, blockades or other acts of social or political activism, shortage or lack of supplies critical to production, equipment failures or other development and operation risks disrupt or reduce our production

24 CAMECO CORPORATION

Uranium 2012 Q1 updates

Operating properties

McArthur River/Key Lake

Production update

At McArthur River/Key Lake production was 21% higher in the first quarter compared to the same period last year. In the first quarter of 2011, we decided to remove abandoned freezepipes from a production area, which disrupted production for the quarter. We have not experienced any production disruptions in 2012.

Operations update

At McArthur River, drilling to install the freezewall in the upper mining area of zone 4 is progressing as planned. We expect to start freezing upper zone 4 in 2013 and begin production from this area in 2014.

We are continuing to advance work on the environmental assessment for the Key Lake extension project. We have submitted the draft environmental impact statement to the regulators. Comments on the draft are expected before the end of the year.

Rabbit Lake

Production update

Production remains on track for the year. We expect to see large variations in mill production from quarter to quarter. We manage ore supply to ensure efficient operation of the mill.

Operations update

We are continuing our underground reserve replacement drilling. We expect to complete the first phase of our surface exploration drilling program, designed to test and evaluate areas east and northeast of the mine, as well as to the north and south, by the end of the second quarter.

Smith Ranch-Highland and Crow Butte

Production update

Production this quarter was 33% lower compared to the same period last year due to lower production from Smith Ranch-Highland. The review process to obtain regulatory approvals has lengthened at Smith Ranch-Highland, which has increased the timeline to bring new wellfields into production. However, regulatory approval for a new wellfield has been received and production rates were starting to increase near the end of the first quarter.

Operations update

We continue to seek regulatory approvals to proceed with expansions at our various satellite operations in Wyoming and Nebraska. The regulators are working through a large volume of permit requests and we have started to receive approvals. We continue to communicate with them to ensure we understand and meet their information needs in a timely manner.

We are commencing development of our North Butte satellite facility in Wyoming.

2012 FIRST QUARTER REPORT 25

Inkai

Production update

Production for the quarter was 29% lower compared to the same period last year. As our existing wellfields mature, the grades decrease. Average grades at in situ recovery operations typically stabilize at levels lower than initial years as uranium is recovered from a mix of wellfields of varying maturities. We continue to bring on additional wellfields to maintain some new, typically higher grade, wellfields in the production mix. We are also ramping up flow capacity at the Inkai operation in order to compensate for lower grades.

Operations update

As announced on August 31, 2011, we signed an MOA with our partner, Kazatomprom, to increase production from blocks 1 and 2 to 5.2 million pounds of U3O8 (100% basis). Under the MOA, our share of Inkai’s annual production will be 2.9 million pounds with the processing plant at full capacity. We will also be entitled to receive profits on 3.0 million pounds.

We continue to await government approval and an amendment to the resource use contract in order to implement the production increase.

We continue to proceed with delineation drilling and the engineering of infrastructure for the test leach facility at block 3.

Development project

Cigar Lake

We continued to make solid progress at Cigar Lake this quarter. We continued development of the Seru Bay pipeline, which we expect to be complete by mid-2012. We have resumed development in the north end of the mine, and construction of the underground processing facilities is underway.

The first components of the jet boring system are now on site. As the components arrive, we are lowering them underground where the unit will be fully assembled in preparation for further testing.

We continue to advance shaft 2 and expect to reach the final depth of 500 metres by mid-2012.

We continued drilling freezeholes from surface and initiating the freezing process in the holes as they are ready to come on line.

For the remainder of the year, we will focus on carrying out our plans and implementing the strategies we outlined in our annual MD&A.

We continue to expect first commissioning in ore in mid-2013 and the first packaged pounds in the fourth quarter of 2013.

Cigar Lake is a key part of our plan to increase annual uranium production to 40 million pounds by 2018, and we are committed to bringing this valuable asset safely into production.

Projects under evaluation

As announced on March 2, 2012, we have entered into an agreement with AREVA Resources Canada Inc. to purchase AREVA’s 27.94% interest in the Millennium project for $150 million.

The sale of the full amount of AREVA’s interest is subject to JCU (Canada) Exploration Co.’s (JCU) rights of refusal on transfers under the terms of the Cree Extension Joint Venture agreement. If JCU does not exercise its rights, we will acquire the entire 27.94% interest from AREVA and increase our ownership interest in the Millennium project to 69.9%. If JCU elects to exercise its rights, it will acquire an additional 11.67% interest and we will acquire an additional 16.27% interest, resulting in our ownership interest in the Millennium project increasing to 58.23%.

26 CAMECO CORPORATION

Our ownership interest is dependent on JCU either exercising or waiving its rights under the Cree Extension Joint Venture agreement. We expect the transaction to close no later than June 6, 2012.

We continue to advance the Kintyre and Millennium projects toward development decisions using our stage gate process. See our annual MD&A for more information regarding these projects.

Fuel services 2012 Q1 updates

Port Hope conversion services

Cameco Fuel Manufacturing Inc.

Springfields Fuels Ltd. (SFL)

Production update

Fuel services production totalled 4.5 million kgU this quarter, compared to 4.3 million kgU in the first quarter of 2011.

Operations update

On February 29, 2012, the Canadian Nuclear Safety Commission approved new operating licences for the Blind River refinery, the Port Hope conversion facility, and Cameco Fuel Manufacturing. A five-year operating licence was granted for the Port Hope conversion facility, while Cameco Fuel Manufacturing and the Blind River refinery were granted 10-year operating licences. In addition to the new operating licence at the Bind River refinery, the annual licensed production capacity was increased from 18,000 tU as UO3 to 24,000 tU as UO3.

The collective agreement covering unionized employees at Cameco Fuel Manufacturing Inc. expires on June 1, 2012. Negotiations are in progress with the goal of reaching a new collective agreement.

Qualified persons

The technical and scientific information discussed in this MD&A for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake

•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco

Inkai

•	Dave Neuburger, vice-president, international mining, Cameco

Cigar Lake

•	Grant Goddard, vice-president, Saskatchewan mining north, Cameco

2012 FIRST QUARTER REPORT 27

Additional information

Related party transactions

We buy significant amounts of goods and services for our Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One of these suppliers is Points Athabasca Contracting Ltd. (PACL). In the first three months of 2012, we paid PACL $13.0 million for construction and contracting services (2011—$13.8 million). These transactions were carried out in the normal course of business. A member of Cameco’s board of directors is the president of PACL.

Critical accounting estimates

In our 2011 annual MD&A, we have identified the critical accounting estimates that reflect the more significant judgments used in the preparation of our financial statements. Please refer to note 2 of our interim financial statements for a detailed description of our application of estimates and judgment in the preparation of our financial information.

Controls and procedures

As of March 31, 2012, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2012, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

New accounting pronouncements

Financial instruments

In October 2010, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments (“IFRS 9”). This standard is effective for periods beginning on or after January 1, 2015 and is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. We are assessing the impact of this new standard on our financial statements.

Consolidated financial statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. We are assessing the impact of this new standard on our financial statements.

28 CAMECO CORPORATION

Joint arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). This standard is effective for periods beginning on or after January 1, 2013 and establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation. We are assessing the impact of this new standard on our financial statements.

Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard is effective for periods beginning on or after January 1, 2013 and applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 integrates and makes consistent the disclosure requirements for a reporting entity’s interest in other entities and presents those requirements in a single standard. We are assessing the impact of this new standard on our financial statements.

Fair value measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard is effective for periods beginning on or after January 1, 2013 and provides additional guidance where IFRS requires fair value to be used. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value and establishes the required disclosures about fair value measurements. We are assessing the impact of this new standard on our financial statements.

Employee benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). This amendment is effective for periods beginning on or after January 1, 2013 and eliminates the ‘corridor method’ of accounting for defined benefit plans. Revised IAS 19 also streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements for defined benefit plans. We are assessing the impact of this revised standard on our financial statements.

Presentation of other comprehensive income (OCI)

Effective January 1, 2012, we adopted the new amendment of IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment is effective for periods beginning on or after July 1, 2012 and requires companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the statement of earnings. Revised IAS 1 also reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. There was no financial impact to previously reported financial statements as a result of the implementation of the new standard.

Financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (“IAS 32”) and IFRS 7, Financial Instruments: disclosures (“IFRS 7”). The amendments are effective for periods beginning on or after January 1, 2013 for IFRS 7 and January 1, 2014 for IAS 32 and are to be applied retrospectively. These amendments clarify matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. We are assessing the impact of these revised standards on our financial statements.

2012 FIRST QUARTER REPORT 29